August 28, 2018

Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, CA 90210

       Re: Live Nation Entertainment, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Form 10-Q for the Period Ended June 30, 2018
           Form 8-K/A furnished on July 18, 2018
           File No. 001-32601

Dear Ms. Willard:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Item 7. Management;s Discussion and Analysis of Financial Condition and results of Operations
Segment Operating Results, page 32

1. We note that direct operating expenses increased significantly and in a higher proportion as compared to the percentage increase in revenue for each of your segments and on a consolidated basis. Please revise your disclosures in future filings to separately discuss direct operating expenses and to quantify and discuss factors responsible for changes pursuant to Item 303 of Regulation S-K. As part of your revised disclosure for direct operating expenses and for your existing expense discussion, please quantify each material component when a change is attributed to more than one factor. For example, you state that certain increases were "primarily" attributed to one factor, or "partially
 Kathy Willard
FirstName LastNameKathy Inc.
Live Nation Entertainment, Willard
Comapany NameLive Nation Entertainment, Inc.
August 28, 2018
Page 2
August 28, 2018 Page 2
FirstName LastName
         offset" by another factors, or you cite several other factors responsible for the change. In your response, please provide us with an example of the disclosure to be included in future filings. Refer to SEC Release No. 33-8350.

Form 10-Q for the Period Ended June 30, 2018

Note 8-Revenue Recognition, page 15

2. We note your disclosure that over 95% of the total Concerts revenue is recognized on the day of the event. Please identify the performance obligations in your contracts for
         Concerts revenue. Additionally, identify the performance obligation(s) that is(are) not recognized on the day of the event. In your response, please provide us with further details and support for timing of revenue recognition and the amounts recognized for the periods presented for the following revenue streams: artist management and/or commissions, event promotion, and venue sponsorship.
3. Your disclosure on page 15 indicates that you no longer present payments to certain third parties as an expense and now reflect these payments as a reduction of revenue. Please further explain to us the nature of this change from gross to net reporting. Additionally, revise your Ticketing revenue disclosure to clarify whether you recognize revenue on a gross or net basis for (1) tickets sold for third-party clients and secondary market sales and
         (2) tickets sold for the company's concert events. Please refer to ASC 606-10-15-12.
Form 8-K/A furnished on July 18, 2018

Explanatory Note, page 1

4. We note that you filed audited and interim financial statements and pro forma financial statements for your equity method investment in Rock City S.A. Please explain why you furnished this information, as it appears to be akin to the reporting requirements of Rule 3-
         05 of Regulation S-X versus Rule 3-09 of Regulation S-X. In your response, please provide us your analysis on how you determined you are not required to consolidate this investment pursuant to ASC Topic 810.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kathy Willard
Live Nation Entertainment, Inc.
August 28, 2018
Page 3



        You may contact Effie Simpson at 202-551-3346 or Melissa Raminpour at 202-551-3379
if you have questions regarding our comments on the financial statements and related matters.



FirstName LastNameKathy Willard                          Sincerely,
Comapany NameLive Nation Entertainment, Inc.
                                                         Division of
Corporation Finance
August 28, 2018 Page 3                                   Office of
Transportation and Leisure
FirstName LastName